                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Avalon Properties, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   053469102
                                (CUSIP Number)

                               Gilbert M. Meyer
                     President and Chief Executive Officer
                        Bay Apartment Communities, Inc.
                    4340 Stevens Creek Boulevard, Suite 275
                          San Jose, California 95129
                                (408) 983-1500
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 9, 1998
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box: [__]

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bay Apartment Communities, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [__]
     (b)  [__]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC, OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     8,584,000 shares (1) (See Item 5)

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     8,584,000 shares (1) (See Item 5)

10.  SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,584,000 shares (1) (See Item 5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6% (2)

14.  TYPE OF REPORTING PERSON

     HC, CO

     (1) Beneficial ownership of all such shares is being reported hereunder solely as a result of the Option (as hereinafter defined) granted pursuant to the Avalon Stock Option Agreement (as defined and described in Item 4 hereof). The reporting person expressly disclaims any beneficial ownership of such shares of Avalon Common Stock (as hereinafter defined) pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Act"), because the Option is exercisable (and such shares are obtainable by the reporting person) only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

     (2) This percentage is calculated in accordance with Rule 13d-3(d)(1).

Item 1.  Security and Issuer

     This statement relates to shares of common stock, par value $.01 per share ("Avalon Common Stock"), of Avalon Properties, Inc. ("Avalon"). The address of Avalon's principal executive offices is 15 River Road, Wilton, Connecticut 06897.

Item 2.  Identity and Background

     (a) - (c) and (f). This Schedule 13D is being filed by Bay Apartment Communities, Inc. ("Bay"), a Maryland corporation. Bay is a real estate investment trust engaged in the business of acquiring, developing, constructing, reconstructing, financing, marketing, leasing and managing multifamily apartment communities in the United States. Bay's principal offices are located at 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129.

     Each executive officer and each director of Bay is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and specifically incorporated herein by reference.

     Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of Bay.

     (d)- (e). During the last five years, neither Bay nor, to the best knowledge of Bay, any executive officer or director of Bay, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to the Avalon Stock Option Agreement described in Item 4, Avalon has granted to Bay an option (the "Option") to purchase up to 8,584,000
(which number is subject to adjustment under certain circumstances) shares of Avalon Common Stock at a price of $28.8125 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of Avalon Common Stock currently covered thereby would require aggregate funds of $247,326,500. If Bay were to purchase shares of Avalon Common Stock pursuant to the Avalon Stock Option Agreement, Bay currently anticipates that such funds would be provided from Bay's working capital, dividends from Bay subsidiaries and borrowings from sources yet to be determined.

Item 4.  Purpose of Transaction

     On March 9, 1998, Bay and Avalon entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Avalon will be merged with and into Bay (the

"Merger"), with Bay surviving (Bay, as the surviving corporation in the Merger, the "Surviving Corporation").

     As a result of the Merger, each outstanding share of Avalon Common Stock (excluding treasury shares) will be converted into 0.7683 of a share of common stock, $.01 par value per share ("Bay Common Stock"), of Bay. Each outstanding share of 9% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share ("Avalon Series A Preferred Stock"), of Avalon will be converted into one share of preferred stock of the Surviving Corporation with substantially identical terms as the Avalon Series A Preferred Stock. Each outstanding share of Series B 8.96% Cumulative Redeemable Preferred Stock, par value $.01 per share ("Avalon Series B Preferred Stock"), of Avalon will be converted into one share of preferred stock of the Surviving Corporation with substantially identical terms as the Avalon Series B Preferred Stock. Consummation of the Merger would result in the Avalon Common Stock, the Avalon Series A Preferred Stock and the Avalon Series B Preferred Stock ceasing to be authorized to be listed on the New York Stock Exchange and the termination of registration of such securities pursuant to the Act.

     The Merger is subject to a number of conditions set forth in the Merger Agreement. The Merger Agreement is included as Exhibit 99.1 to Bay's Current Report on Form 8-K, dated March 11, 1998 (the "Bay 8-K"), and is hereby incorporated herein by reference.

     As a condition and inducement to Bay's entering into the Merger Agreement (and granting Avalon a reciprocal stock option agreement), Avalon entered into a Stock Option Agreement, dated as of March 9, 1998, by and between Avalon, as issuer, and Bay, as grantee (the "Avalon Stock Option Agreement"). Pursuant to the Avalon Stock Option Agreement, Avalon has granted to Bay the Option to purchase up to 8,584,000 (which number is subject to adjustment under certain circumstances) shares of Avalon Common Stock at a price of $28.8125 per share, exercisable only upon the occurrence of certain events. Under the Avalon Stock Option Agreement, the Total Profit (as defined therein) which Bay, as grantee, may realize from the Option may not exceed $75 million. Pursuant to the Avalon Stock Option Agreement, Bay has agreed for a period of two years following exercise of the Option not to acquire or seek to acquire assets or securities of Avalon, to seek to influence or control management or policies of Avalon or to seek representation on Avalon's Board of Directors. The Avalon Stock Option Agreement is included as Exhibit 99.4 to the Bay 8-K and is hereby incorporated herein by reference.

     Pursuant to the Merger Agreement, upon consummation of the Merger, the Board of Directors of the Surviving Corporation will consist of six members of the Board of Directors of Bay and six members of the Board of Directors of Avalon, and such directors shall serve until the earlier of their resignation or removal and until their respective successors are duly elected and qualified.

     Pursuant to the Merger Agreement, upon consummation of the Merger, (i) the charter of the Surviving Corporation shall be the charter of Bay, as such charter may be amended as agreed to by Bay and Avalon as set forth in the Articles of Merger or any articles of amendment filed prior to the effective time of the Merger (the "Effective Time") and (ii) the corporate name of the Surviving Corporation shall be Avalon Bay Communities, Inc. The by-laws of the Surviving Corporation shall be the by-laws of Bay in effect at the Effective Time, which by-laws shall be agreed upon by Avalon and Bay prior to the Effective Time.

     Pursuant to the Merger Agreement, the parties have agreed that Gilbert M. Meyer, Chairman of the Board, Chief Executive Officer and President of Bay, will be Executive Chairman of the Surviving Corporation, that Richard C. Michaux, Chief Executive Officer of Avalon, will be Chief Executive Officer of the Surviving Corporation, and that Charles H. Berman, President and Chief Operating Officer of Avalon, will be President of the Surviving Corporation.

     Pursuant to the Merger Agreement, Avalon has agreed, during the period prior to the Effective Time, that neither it nor its subsidiaries shall pay dividends except for its regular quarterly cash dividends payable on Avalon Common Stock in the ordinary course consistent with past practice and certain intercompany dividends.

     Except as set forth in this Item 4, Bay has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Merger Agreement and the Avalon Stock Option Agreement, copies of which were previously filed as Exhibit
99.1 and Exhibit 99.4, respectively, to the Bay 8-K and which are incorporated by reference as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer

     (a) and (b). Pursuant to the Avalon Stock Option Agreement, Bay has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 8,584,000 (which number is subject to adjustment under certain circumstances) shares of Avalon Common Stock, which, following issuance of such shares, will represent beneficial ownership of approximately 16.6% of the shares of Avalon Common Stock currently outstanding. If Bay were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Avalon Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option is exercisable, Bay disclaims beneficial ownership of such shares of Avalon Common Stock subject to the Avalon Stock Option Agreement.

     Max L. Gardner, an executive officer and director of Bay, beneficially owns 500 shares of Avalon Common Stock. To Bay's knowledge, no executive officer or director of Bay other than Mr. Gardner beneficially owns any shares of Avalon Common Stock.

     (c) Except as set forth above, there have been no transactions in shares of Avalon Common Stock by Bay, or, to Bay's knowledge, any of Bay's executive officers or directors, during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     A copy of the Avalon Stock Option Agreement is included as Exhibit 99.4 to the Bay 8-K and is hereby incorporated herein by reference.

     A copy of the Merger Agreement is included as Exhibit 99.1 to the Bay 8-K and is hereby incorporated herein by reference.

     Except as set forth in Items 3, 4, 5 and 6 hereof, neither Bay nor, to the best knowledge of Bay, any or its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Avalon.

Item 7.  Materials to be Filed as Exhibits

     1. Agreement and Plan of Merger, dated as of March 9, 1998, by and between Avalon Properties, Inc. and Bay Apartment Communities, Inc. (incorporated by reference to Exhibit 99.1 of the Bay 8-K).

     2. Stock Option Agreement, dated as of March 9,1998, by and between Avalon Properties, Inc., as issuer, and Bay Apartment Communities, Inc., as grantee (incorporated by reference to Exhibit 99.4 of the Bay 8-K).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 19, 1998

                                          BAY APARTMENT COMMUNITIES, INC.

                                          /s/ Gilbert M. Meyer
                                          ----------------------------------
                                          Name: Gilbert M. Meyer
                                          Title: President and Chief
                                                 Executive Officer

                                                                         ANNEX A

                            Identity and Background

     The following table sets forth the names, addresses and principal occupations of the directors and executive officers of Bay. Except as set forth below, the principal business address of each such director and executive officer is the address of Bay, 4340 Stevens Creek Boulevard, Suite 275, San Jose, California 95129. Each of such directors and executive officers is a citizen of the United States.


                                      DIRECTORS

Name and Business Address             Present Principal Occupation or Employment
-------------------------             ------------------------------------------
Gilbert M. Meyer                      Chairman of the Board, Chief Executive Officer
                                      and President of Bay

Max L. Gardner                        Executive Vice President and Chief Operating
                                      Officer of Bay

Bruce A. Choate                       Chief Financial Officer of Watson Land Company
22010 South Wilmington Avenue
Carson, California 90745

John J. Healy, Jr.                    President of Hyde Street Holdings, Inc.
550 California Street, 12th Floor
San Francisco, California 94104

Brenda J. Mixson                      Chief Investment Officer and Managing Director of
230 Park Avenue, Suite 1000           Prime Capital Holding
New York, New York 10169

Thomas H. Nielsen                     Self-employed consultant
3 Monaco
Newport Beach, California 92660
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                               EXECUTIVE OFFICERS

Name and Business Address  Present Principal Occupation or Employment
-------------------------  ------------------------------------------

Gilbert M. Meyer           Chairman of the Board, Chief Executive Officer and
                           President of Bay

Max L. Gardner             Executive Vice President and Chief Operating Officer
                           of Bay

Jeffrey B. Van Horn        Vice President and Chief Financial Officer of Bay

Morton L. Newman           Vice President - Construction of Bay

Daniel E. Murphy           Vice President - Northern California of Bay

John H. Pringle            Vice President - Property Operations of Bay

Debra Lynn Shotwell        Vice President - Human Resources of Bay

Exhibit Number       Description
--------------       -----------

     1 Agreement and Plan of Merger, dated as of March 9, 1998, by and between Avalon Properties, Inc. and Bay Apartment Communities, Inc. (incorporated by reference to Exhibit
                     99.1 to the Current Report on Form 8-K of Bay Apartment Communities, Inc., dated March 11, 1998).

     2 Stock Option Agreement dated as of March 9, 1998, by and between Avalon Properties, Inc., as issuer, and Bay Apartment Communities, Inc., as grantee (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K of Bay Apartment Communities, Inc., dated March 11, 1998).

                                       11